GHOST FLOWER, INC.
SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [EFFECTIVE DATE] by and between GHOST FLOWER, INC., a Texas corporation (the "Company"), and the undersigned investor (the "Investor").

RECITALS

A.   The Company is conducting an offering designed to raise up to $399,999.99 through the sale and issuance of its shares of Series Seed-3A Preferred Stock (the "Series Seed-3A Preferred Stock") and its shares of Series Seed-3B Preferred Stock (the "Series Seed-3B Preferred Stock" and, together with the Series Seed-3A Preferred Stock, the "Series Seed-3 Preferred Stock") to investors who satisfy the qualification requirements for exemption of the offering under Regulation CF and who complete and execute this Agreement and the investment paperwork required by WeFunder, who serves as the Company's investment intermediary in the offering (the "Offering").

B.   The Investor desires to participate in the Offering and is entering into this Agreement in order to effectuate its purchase of Series Seed-3 Preferred Stock pursuant to the terms and conditions of this Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth in this Agreement, the parties hereby agree as follows:

1.   **Subscription**

The Company is selling shares at a 30% discount, or $0.78 per share, until the Company cumulatively has received subscriptions for at least $150,000.24 of share purchases, and will raise up to $249,999.75 of additional proceeds from shares sold at a price of $1.11 per share. If the final order for the discounted shares in total should exceed the $150,000.24 limit, the discount will still apply to all the shares purchased in that order even if that causes the aggregate subscription amounts at that 30% discounted price to exceed $150,000.24.

(a)   The Investor hereby agrees to purchase:

(i)   **For Investors purchasing the 30% discounted shares (until the Company cumulatively has received subscriptions for at least $150,000.24 of share purchases):** Series Seed-3A Preferred Stock (the "Shares"), at a price of $0.78 per share.

(ii)   **For Investors purchasing the non-discounted shares (i.e., shares issuable after the Company cumulatively has received subscriptions for at least $150,000.24 of share purchases):** _[SHARES]_ shares of **Series Seed-3B** Preferred Stock (the "Shares"), at a price of $1.11 per share, for a total purchase price of $[AMOUNT]_____ (the "Subscription").

The Investor acknowledges and agrees that its Series Seed-3 Preferred Stock will be issued as either Series Seed-3A Preferred Stock or Series Seed-3B Preferred Stock, as set forth above. The Series Seed-3A Preferred Stock is being issued at a 30% discount from the price per share of the Series Seed-3B Preferred

Stock in order to incentivize early investment in the Offering. Other than the purchase price, the terms of the Series Seed-3A Preferred Stock and Series Seed-3B Preferred Stock are identical.

An investment is subject to a minimum investment per Investor in such amount as is established by the Company from time to time and described on the website of Wefunder on which the offering of Shares is described. The Company will not hold the initial closing of the Offering unless and until it has an aggregate of $50,000.34 in Subscriptions and will not raise more than $399,999.99 of new equity capital in the Offering. Notwithstanding the foregoing, in addition to the shares of Series Seed-3A and Series Seed-3B Preferred Stock issued to Invesators subscribing in the aggregate for up to $399,999.99 of such shares, the Company will be issuing shares of Series Seed-3A Preferred Stock at a price of $0.78 per share to an existing lender in satisfaction of loans from that lender to the Company in the aggregate principal amount of $76,500.

(b)   The Shares shall be deemed granted when (i) the Investor executes and delivers this Agreement to the Company, (ii) the Company executes this Agreement, and (iii) the Investor pays to the Company the purchase price for the Subscription specified in Section 1(a). The Investor's failure to pay the purchase price for the Subscription shall be a default under this Agreement.

(c)   The Investor understands and agrees that the Company has the right, at its sole discretion, to accept or reject the Subscription, in whole or in part, for any or no reason and that the Subscription shall be deemed to be accepted by the Company only when this Agreement is signed by the Company. Subscriptions need not be accepted in the order received and the Series Seed-3 Preferred Stock being offered in the Offering may be allocated among investors.

2.   Investor's Representations and Warranties

The Investor understands that the Shares will be issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon certain exemptions from registration under the Securities Act, and that such reliance is based in part on the representations set forth below. The Investor hereby represents and warrants to the Company as follows:

(a)   If the Investor's:

(i)   Annual income or net worth, individually or jointly with a spouse, is less than $107,000, then the Investor has not invested in Regulation Crowdfunding offerings within the prior 12-month period, inclusive of the Offering, more than the greater of (A) $2,200, or (B) 5.0% of the lesser of the Investor's annual income or net worth.

(ii)   Annual income and net worth, individually or jointly with a spouse, are equal to or greater than $107,000, then the Investor has not invested in Regulation Crowdfunding offerings within the prior 12-month period, inclusive of the Offering, more than the greater of (A) 10% of the lesser of the Investor's annual income or net worth, or (B) $107,000.

(b)   The Shares are being purchased for investment for the Investor's account and not with a view to distribution. No other person, entity, or anybody else has an interest in the Shares, and the Investor has not offered or sold the Shares to any other person, entity, or anybody else, within the meaning of the Securities Act. The Investor has no present intention of dividing the Shares with others or of reselling or otherwise disposing of all or any portion thereof.

(c)   The Investor, together with the Investor's representatives, if any, has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Company and is able to bear the economic risks of an investment in the Shares for an indefinite period of time, including, but not limited to, the risk of loss of the Investor's entire investment in the Company.

(d)   The Investor has had the opportunity to ask questions of representatives of the Company and receive answers concerning the Company and the terms and conditions of an investment in the Company, and has had access to all information that the Investor believes is necessary or desirable in connection with evaluating an investment in the Company.

(e)   The Investor has full power and authority to execute and deliver this Agreement. This Agreement has been duly and validly executed and delivered by the Investor and constitutes the legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, reorganization, and other similar laws affecting the rights and remedies of creditors generally.

(f)   The Company has made available to the Investor copies of the Offering Documents (as defined, below). The Investor has not been furnished any offering literature other than this Agreement and the Offering Documents and has relied only on the information contained therein.

(g)   The Investor is not relying on (and will not at any time rely on) any communication (written or oral) of the Company as investment advice or as a recommendation to purchase the Shares, it being understood that information and explanations related to the terms and conditions of the Shares and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Shares.

(h)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the Investor regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Shares is suitable and appropriate for the undersigned.

(i)   The Investor is a resident of the state listed on the signature page hereto.

(j)   The Investor represents and warrants that the foregoing representations and warranties, along with the acknowledgements in Section 3, below, will be true and correct upon the Company's acceptance of the Subscription. If any of the foregoing representations and warranties, or any of the acknowledgements in Section 3, below, becomes untrue prior to the Company's acceptance of the Subscription, the Investor will immediately notify the Company in writing of the same.

3.   **Acknowledgments**

The Investor understands and acknowledges that:

(a)   The Shares have not been registered or qualified under the Securities Act or any state securities laws in reliance upon exemptions from the registration requirements of such laws, and the Shares may not be sold, transferred or otherwise disposed of by the Investor except in compliance with the registration requirements of such laws or pursuant to available exemptions from registration. The Investor has no immediate right to require registration of the Shares under the Securities Act or state securities laws, and there is no assurance that any trading market in the Shares will develop. The offer and sale of the Shares has not been approved or disapproved by the United States Securities and Exchange Commission or any state regulatory authority, and any representation to the contrary is unlawful.

(b)   There is no market for the Shares, it is unknown whether a market for the Shares will ever develop, and, accordingly, the Investor may have to hold the Shares for an indefinite period of time.

(c)   The Company has directed the Investor to seek independent advice regarding the tax consequences of the Investor's purchase of the Shares and that the Investor has not relied on either the Company or counsel to the Company with respect to such tax consequences.

(d)   None of the Company, its directors or officers, or any other person has represented, warranted, promised or guaranteed any return on the Shares.

(e)   Any certificates representing the Shares will be imprinted with a legend in substantially the following form:

> "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

Any certificates representing the Shares will be also be imprinted with the additional legends provided in the Offering Documents.

4.   Indemnification

The Investor agrees to indemnify and hold the Company and its directors, officers, agents, employees, representatives, affiliates and controlling persons harmless from and against any and all loss, damage or liability (including reasonable attorneys' fees and disbursements in connection with any investigation, enforcement action, trial or appeal) due to or arising out of any untruth, inaccuracy, or breach of any representation, warranty or covenant of the Investor in this Agreement.

5.   Terms of Offering; Offering Documents

(a)   The terms of the Offering are summarized in a Term Sheet dated June 5th, 2020, which has been made available to the Investor (the "Term Sheet"). The terms described in the Term Sheet are or will be implemented and memorialized in the following documents, copies of which will be made available to the Investor prior to the closing of the issuance of Shares:

(i)   Third Amended and Restated Certificate of Formation of the Company (the "Charter");

(ii)   Second Amended and Restated Investors' Rights Agreement (the "Rights Agreement"); and

(iii)   Second Amended and Restated Voting Agreement (the "Voting Agreement" and, collectively with the Term Sheet, Charter, and Rights Agreement, the "Offering Documents").

(b)   For convenience, the Company has provided summaries or excerpts of the following rights and obligations contained in the Rights Agreement and the Voting Agreement:

(i)   A summary of the registration rights provided in the Rights Agreement, which is attached hereto as Appendix 1.

(ii)   An excerpt of the lock-up restrictions provided in the Rights Agreement, which is attached hereto as Appendix 2.

(iii)   An excerpt of the right of first refusal with respect to future offerings of the Company's equity provided in the Rights Agreement, which is attached hereto as Appendix 3.

(iv)   An excerpt of the information rights provided to certain holders of Preferred Stock provided in the Rights Agreement, which is attached hereto as Appendix 4.

(v)   An excerpt of the voting agreements with respect to the composition of the Company's board of directors provided in the Voting Agreement, which is attached hereto as Appendix 5.

(vi)   An excerpt of the drag-along rights and obligations with respect to a sale of the Company provided in the Voting Agreement, which is attached hereto as Appendix 6.

6.   Custodian; Power of Attorney; Proxy

(a)   The Company has appointed XX Investments LLC (the "Custodian"), to act as a transfer agent and custodian with respect to the Shares sold in the Offering. The Custodian will (i) exercise all voting power of the Shares, including all Shares held by the Investor, following the direction of a "Lead Investor" determined by the Company, and (ii) sign all Offering Documents and other Company documents on behalf of the Investor. **The Investor hereby ratifies and approves the foregoing appointment of the Custodian. The Investor acknowledges and agrees that, as a result of the foregoing, its investment in the Company will be entirely passive and it will have no individual voting or governance rights with respect to the Company or the Shares.**

(b)   The Investor hereby grants to the Custodian (with full power of substitution) a power of attorney, making, constituting and appointing the Custodian as the Investor's attorney-in-fact, with power and authority to act in the Investor's name and on Investor's behalf to execute, acknowledge, file and swear to the execution, acknowledgment and filing of the Offering Documents as well as any other documents as shall be necessary or appropriate to create, operate, wind up and dissolve (including any amendments to the Offering Documents made in accordance with the Offering Documents) the Company in accordance with the terms of the Offering Documents and applicable law. This power of attorney is given to secure the obligations of the Investor pursuant to this Agreement and the Offering Documents and is deemed to secure a proprietary interest of the Company, is irrevocable, and shall survive the death or legal incapacity of the Investor.

(c)   The Investor hereby irrevocably constitutes and appoints the Custodian as the Investor's true and lawful proxy, for and in the Investor's name, place, and stead to vote the Shares owned by the

Investor, whether directly or indirectly, beneficially or of record, now owned or hereafter acquired, with respect to any matter on which the Shares are entitled to vote. The foregoing proxy shall include the right to sign the Investor's name (as shareholder of the Company) to any consent, certificate or other document relating to the Company that applicable law may permit or require, to cause the Shares to be voted in connection with any matter. The Company and the Investor each agree that any certificate representing the Shares a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO AN IRREVOCABLE PROXY (A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY) AND BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE THE HOLDER OF THIS CERTIFICATE SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL OF THE PROVISIONS OF SAID PROXY."

7. Risk Factors

An investment in the Company involves significant risks and is designed only for sophisticated investors who are able to bear the economic risk of a complete loss of their investment in the Company. Prospective investors should carefully consider the following risk factors, among other things, in making their investment decision. There can be no assurance that the Company will be able to achieve its investment objectives or will generate any returns for investors. By executing this Agreement, the Investor certifies that the Investor has carefully reviewed and fully understands the risks of an investment in the Company, including each of the risk factors described in this Section 7.

(a)   Investment Risks.

(i)   *Speculative Nature of Investment.* The Company will use the proceeds of the Offering as working capital for its luxury activewear and related business (the "Business"). While the Company believes that the Business is potentially profitable, all investments in the apparel industry, including the Business, are speculative in nature, and the possibility of partial or total loss of capital will exist. Investors should not invest in the Company unless they can readily bear the consequences of such loss.

(ii)   *Ability to Obtain Financing.* The Company is seeking to raise up to $400,000 of new equity capital through the sale and issuance of Series Seed-3 Preferred Stock to investors. The Company currently believes that amount will provide sufficient working capital for the Company to develop its Business in the manner envisioned by the Company's management. However, there is no assurance that (A) the targeted amount will be sufficient to develop the Business in the manner envisioned by the Company's management, or (B) the Company will be able to raise the full targeted amount. If either the targeted amount ends up being insufficient to develop the Business in the manner envisioned by the Company's management or the Company is unable to raise the full targeted amount, the quality, appeal, reach, and profitability of the Business may suffer, resulting in reduced returns to investors, or no returns to investors at all.

(iii)   *Lack of Diversification.* All of the Company's assets will be committed to the development and operation of the Business. As a result, the Company will lack diversification in its assets and the potential profitability of the Company (and therefore the Shares) will be limited solely to the profitability of the Business, which could be adversely affected by many factors, including, among other things, a downturn it the luxury activewear industry.

(iv)   *Indefinite Term for Investment.* The Company is a private entity with no immediate plans to sell the Company or offer the Company's securities on a freely-tradeable public exchange. As a result, investments in the Shares are highly illiquid and investors must be prepared to bear a long-term investment with potentially no liquidity option.

(v)   *Economic and Business Conditions.* Changes in economic conditions, industry conditions, tax laws and innumerable other factors can affect substantially and adversely the business and prospects of the Company and, accordingly, the Shares. None of these conditions will be within the control of the Company. Accordingly, the ultimate value of the Business could be less than the purchase price. If the Business fails to appreciate in value, then holders of Shares could lose some or all of their investment.

(b)   Company Risks.

(i)   *Limited Operating History.* The Company was formed in 2016 and has only a limited operating history upon which an investor can base its prediction of future success or failure. Similarly, neither the Company nor its management is able to predict whether the Company will be profitable or able to produce any investment returns to investors.

(ii)   *No Assurance of Profits or Dividends.* There is no assurance that the Business will be profitable or that any dividends will be paid to investors. Any return on investment to the investors will depend ultimately on the success of the Business. The value of the Business will depend on many factors beyond the control of the Company. The expenses of the Company may exceed its income and investors could lose the entire amount of their investment.

(iii)   *Limited Governance Rights.* Although the investors will have certain rights specifically granted to them in the Company's governing documents, they will limited rights with respect to the management and control of the Company. In addition, any voting, management, and control rights provided to investors will be exercised by the Custodian at the discretion of a "Lead Investor" appointed by the Company, as described in Section 6, and therefore investors will have no individual voting, management, or control rights. No person should purchase an Shares unless such person is willing to entrust all aspects of the Business to the Company's management and such other professionals as are engaged by the Company.

(c)   Industry Risks.

(i)   *Luxury Activewear Industry.* The Business primarily consists of the production, marketing, and sale of luxury activewear and related items. The factors dictating the success or failure of a venture in that industry are complex, diverse, and unpredictable, and include style trends and general economic conditions. There can be no assurance that conditions in the luxury activewear industry will be or will remain favorable to the Business and unfavorable conditions in the industry or economy generally could severely damage the Company's profitability and returns to investors.

(ii)   *Operating Risks.* The success of enterprises such as the Business are subject to many operating risks that are outside of the Company's control, including (A) the popularity of the activities in which the Company's products are used, (B) the negotiation of favorable prices and terms for the production of the Company's products, (C) the ability of the Company's manufacturers to produce sufficient inventory of the Company's products, (D) cost overruns in marketing, production, shipping, or other areas, (E) competition in the luxury activewear market, (F) the Company's ability to hire and retain qualified personnel, and (G) the risk of litigation claims against the Company, including claims for employment-related issues and customer claims relating to their use of the Company's products. Each these risks, among other things, could substantially impact the Company's profitability and returns to investors.

8.   Miscellaneous

(a)   Notices. All notices permitted or required by this Agreement shall be in writing, and shall be deemed to have been delivered and received (i) when personally delivered, (ii) on the third business day after the date on which deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, (iii) on the date on which transmitted by facsimile or email producing a tangible receipt evidencing a successful transmission, or (iv) on the next business day after the date on which deposited with a nationally-recognized private courier (*e.g.*, FedEx, UPS, DHL, *etc.*) for overnight delivery, addressed to the party for whom intended at the following addresses, or such other addresses, notice of which has been delivered in a manner permitted by this Section 8(a):

If to the Company: *If to the Investor*:

Ghost Flower, Inc.   To the address set forth on the Investor's
c/o The Peebler Group LLC   Wefunder profile.
1400 McKinney Street, Suite 2709
Houston, Texas 77010
Email: bob@thepeeblergroup.com

(b)   Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. Any legal matter regarding this Agreement shall be brought exclusively in a Texas state court or a U.S. federal court located in Houston, Texas, and the parties hereto irrevocably consent to such jurisdiction and venue.

(c)   Integration; Amendment; Assignment. This Agreement, together with the Offering Documents, constitutes the entire agreement of the parties relating to the subject matter hereof. There are no promises, terms, conditions, obligations, or warranties other than those contained in this Agreement and the Offering Documents. This Agreement may not be amended or assigned except in a writing executed by the parties.

(d)   Waiver. No provision of this Agreement shall be deemed to have been waived unless such waiver is in writing signed by the waiving party. No failure by any party to insist on the strict performance of any provision of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach, of such provision or of any provision. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision of this Agreement or a waiver of such provision with respect to any subsequent breach, unless expressly provided in writing.

(e)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which shall constitute one agreement, binding on all parties hereto. Delivery of an executed signature page to this Agreement by facsimile transmission, PDF, or electronic signature or similar software shall be as effective as delivery of a manually-signed counterpart of this Agreement.

(f)   Specific Performance. The parties agree that monetary damages would not compensate an injured party for a breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is adequate remedy at law for such breach or threatened breach.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: [SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

GHOST FLOWER, INC.
_____

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]_____

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

APPENDIX 1

DESCRIPTION OF REGISTRATION RIGHTS

The following is a summary of the registration rights provided in the Rights Agreement. The summary is subject to the complete version of the registration rights provided in the Rights Agreement. Please refer to the Rights Agreement for the complete version of the registration rights.

- Demand Registration Rights: If, at any time after the earlier of the fifth anniversary of the Rights Agreement or 180 days after the Company's initial public offering, the investors holding a majority of the Preferred Stock (or Common Stock issued upon the conversion of Preferred Stock) request that the Company file a registration statement for some or all of their shares, then the Company will use commercially reasonable efforts to cause those shares to be registered.

The foregoing rights are subject to certain requirements and exceptions, including, without limitation, the following: (a) the Company shall not be obligated to effect a registration if the proceeds from the securities to be registered will be less than $35,000,000, (b) the Company will not be obligated to initiate any additional registrations after the Company has initiated two registrations in which the initiating shareholders were able to sell at least 50% of the securities sought to be included in those two registrations, and (c) the Company will not be obligated to effect a registration during the period from 60-days prior to a Company-initiated registration to 180 days after the effective date of that registration.

The foregoing demand registration rights are subject to additional exceptions, deferrals, and limitations provided in the Rights Agreement.

- Piggyback Registration Rights: If the Company determines to register its securities, then the Company shall use commercially reasonable efforts to include in such registration any Preferred Stock (or Common Stock issued upon the conversion of Preferred Stock) requested by the investors. The Company and its underwriters shall have the right to terminate or withdraw any registration initiated by the Company or to reduce the number of shares proposed to be registered in view of market conditions. The foregoing piggyback registration rights are subject to additional exceptions, deferrals, and limitations provided in the Rights Agreement.

- Form S-3 Registration Rights: Following the Company's initial public offering, if the Company qualifies for registration of its securities by Form S-3, the investors will be entitled to demand one Form S-3 registration every twelve months, provided that the anticipated aggregate price to the public of the securities to be included in the registration is at least $1,000,000. The foregoing Form S-3 registration rights are subject to additional exceptions, deferrals, and limitations provided in the Rights Agreement.

The foregoing registration rights terminate on the earlier of (a) the date, on or after the closing of the Company's initial public offering, on which all shares of securities held or entitled to be held upon conversion by the investors may immediately be sold under Rule 144 during any 90-day period, and (b) four years after the closing of the Company's initial public offering.

* * * * *

APPENDIX 2

EXCERPT OF LOCK-UP RESTRICTIONS

The Rights Agreement includes the following lock-up restrictions with respect to the Company's securities. The excerpt is subject to the complete version of the lock-up restrictions provided in the Rights Agreement. Please refer to the Rights Agreement for the complete version of the lock-up restrictions.

      2.10   **Market Stand-Off Agreement.** Each Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the initial registration statement of the Company filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto). The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 2.8(b) with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such 180-day (or other) period. Each Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 2.10.

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EXCERPT OF RIGHT OF FIRST REFUSAL

The Rights Agreement includes the following right of first refusal with respect to future offerings of the Company's securities. The excerpt is subject to the complete version of the right of first refusal provided in the Rights Agreement. Please refer to the Rights Agreement for the complete version of the right of first refusal.

SECTION 4

RIGHT OF FIRST REFUSAL

4.1   Right of First Refusal. The Company hereby grants to each Investor the right of first refusal to purchase its *pro rata* share of New Securities (as defined in this Section 4.1(a)) which the Company may, from time to time, propose to sell and issue after the date of this Agreement. An Investor's *pro rata* share, for purposes of this right of first refusal, is equal to the ratio of (a) the number of shares of Registrable Securities owned by such Investor immediately prior to the issuance of New Securities (on an as converted to Common Stock basis) to (b) the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Shares and full conversion or exercise of all outstanding convertible securities, rights, options and warrants). Each Investor shall have a right of over-allotment such that if any Investor fails to exercise its rights hereunder to purchase its full *pro rata* share of New Securities, the other Investors may purchase the non-purchasing Investor's portion on a *pro rata* basis as described further in Section 4.1(b). This right of first refusal shall be subject to the following provisions:

(a)   "*New Securities*" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; *provided, that* the term "*New Securities*" does not include:

(i)   those items excluded from the definition of "Additional Shares of Common" provided in the Certificate of Formation, as may be amended from time to time;

Note: The following items are currently excluded from the definition of "Additional Shares of Common" in the Certificate of Formation:

(1)   shares of Common Stock upon the conversion of Preferred Stock;

(2)   shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

(3)   shares of Common Stock actually issued upon the exercise or conversion of Options or Convertible Securities in accordance with the terms of such Options or Convertible Securities;

(4)   shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a registered public offering under the Securities Act;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(9) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; and

(10) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors.

(ii) securities of the Company which are otherwise excluded by the affirmative unanimous vote of the board of directors of the Company; and

(iii) Series Seed-3 Preferred Stock issued in the Offering after the initial closing.

(b) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Investor written notice of its intention, describing the type of New Securities and their price and the general terms upon which the Company proposes to issue the same. Each Investor shall have 10 days after any such notice is mailed or delivered to agree to purchase up to such Investor's *pro rata* share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company, in substantially the form attached as Schedule 1, and stating therein the quantity of New Securities to be purchased. To the extent that any Investor fails to purchase all of the New Securities available to it, each Investor that exercised its full purchase rights under the immediately preceding sentence (a "***Fully-Exercising Investor***") may elect to purchase that portion of the New Securities for which Investors were entitled to subscribe, but which were not subscribed for by Investors, that is equal to the proportion that (i) the number of shares of Registrable Securities held by such Fully-Exercising Investor immediately prior to the issuance of the New Securities (on an as converted to Common Stock basis), *bears to* (ii) the total number of shares of Common Stock outstanding immediately prior to the issuance of the New Securities (assuming full conversion of the Shares and full conversion or exercise of all outstanding convertible securities, rights, options and warrants) issued and held, or issuable upon conversion of the Preferred Stock then held, by all Fully-Exercising Investors who wish to purchase some of the unsubscribed New Securities.

(c) If all new Securities that Investors are entitled to purchase pursuant to Section 4.1(b) are not elected to be purchased as provided in and according to the schedule set forth in Section

4.1(b) (the "*Election Period*"), the Company shall have 90 days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within 90 days from the date of said agreement) to sell that portion of the New Securities with respect to which the Investors' right of first refusal option set forth in this Section 4.1 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Investors delivered pursuant to Section 4.1(b). In the event the Company has not sold within such 90-day period following the Election Period, or such 90-day period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Investors in the manner provided in this Section 4.1.

(d)   The right of first refusal granted under this Agreement shall expire upon, and shall not be applicable to, the Company's Initial Public Offering.

(e)   An Investor will not have a right of first refusal to purchase a *pro rata* share of New Securities in accordance with this Section 4 if, and for so long as, the Investor, or any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members or any person that would be deemed a beneficial owner of the securities of the Company held by the Investor (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification, except as set forth in Rule 506(d)(2) or (d)(3) under the Securities Act.

4.2   Transfer of Right of First Refusal. The right of first refusal granted to an Investor by the Company under this Section 4 may be transferred or assigned by an Investor to an affiliate or affiliates of such Investor or to a transferee or assignee of not less than 100,000 shares of Registrable Securities (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like), or if less, all of the Registrable Securities held by the Investor; *provided, that* (a) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8 and applicable securities laws, (b) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such right of first refusal is intended to be transferred or assigned, and (c) the transferee or assignee of such right assumes in writing the obligations of such Investor under this Agreement, including without limitation the obligations set forth in Section 2.10.

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APPENDIX 4

EXCERPT OF INFORMATION RIGHTS

The Rights Agreement includes the following information rights with respect to the Company. The excerpt is subject to the complete version of the information rights provided in the Rights Agreement. Please refer to the Rights Agreement for the complete version of the information rights.

Basic Financial Information. The Company will furnish the following reports to each Holder who owns Preferred Stock (including shares of Conversion Stock issued upon the conversion of such Preferred Stock) with an aggregate value of at least $25,000 based on the Original Issue Price of the Preferred Stock (the "*Information Rights Holders*)

        (a)   As soon as practicable after the end of each fiscal year of the Company, and in any event within 60 days after the end of each fiscal year of the Company, an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and unaudited consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year, with all necessary and customary accruals and adjustments and prepared in accordance with the Company's historical accounting practices;

        (b)   As soon as practicable after the end of each quarterly accounting period in each fiscal year of the Company, and in any event within 30 days after the end of each quarterly accounting period in each fiscal year of the Company, an update regarding the Company's operations during the immediately preceding quarter in a reasonable form determined by the Company;

        (c)   Promptly, upon request by an Information Rights Holder, an up-to-date capitalization table of the Company.

The foregoing rights terminate upon the Company's initial public offering.

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APPENDIX 5

EXCERPT OF VOTING AGREEMENTS – BOARD OF DIRECTORS

The Voting Agreement includes the following voting agreements with respect to the Company's board of directors. The excerpt is subject to the complete version of such voting agreements provided in the Voting Agreement. Please refer to the Voting Agreement for the complete version of such voting agreements.

SECTION 2

ELECTION OF DIRECTORS

2.1 **Voting.** During the term of this Agreement, each Voting Party agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) as members of the Company's board of directors the following individuals:

      (a)   Robert P. Peebler;

      (b)   Susan M. Peebler;

      (c)   Cara Ferrick; and

      (d)   Brad Saranecki

2.2 **Board Size.** During the term of this Agreement, each Voting Party agrees to vote all Shares to maintain the authorized number of members of the board of directors at between two (2) and five (5) directors with the initial size of the board of directors being four (4) directors.

The foregoing agreements terminate upon the Company's initial public offering or certain other circumstances provided in the Voting Agreement.

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APPENDIX 6

EXCERPT OF DRAG-ALONG RIGHTS

The Voting Agreement includes the following drag-along rights with respect to the sale of the Company. The excerpt is subject to the complete version of the drag-along rights provided in the Voting Agreement. Please refer to the Voting Agreement for the complete version of the drag-along rights.

SECTION 3

DRAG-ALONG RIGHTS

3.1   Drag-Along Rights. If a Change of Control Transaction (as defined below) is approved by (i) the Company's board of directors, and (ii) the holders of a majority of the outstanding shares of the Company's Common Stock and Preferred Stock, as a single class on an as-converted basis (the "***Selling Investors***"), then each Voting Party agrees:

(a)   if such Change of Control Transaction requires stockholder approval, with respect to all Shares that such Voting Party owns or over which such Voting Party otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Change of Control Transaction (together with any related amendment to the certificate of incorporation of the Company required in order to implement such Change of Control Transaction) and to vote in opposition to any and all other proposals that could or impair the ability of the Company to consummate such Change of Control Transaction;

(b)   if such Change of Control Transaction is a sale of stock, to sell the same proportion of shares of capital stock of the Company beneficially held by such Voting Party as is being sold by the Selling Investors to the person to whom the Selling Investors propose to sell their shares, and, except as permitted in Section 3.2 below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Change of Control Transaction as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or affiliate in a voting trust or subject any shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquiror in connection with the Change of Control Transaction;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control Transaction;

(f)   if the consideration to be paid in exchange for the shares pursuant to this Section 3 includes any securities and due receipt thereof by any Voting Party would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Voting Party of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Voting Party in lieu thereof, against surrender of the shares which would have otherwise been sold by such Voting Party, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Voting Party would otherwise receive as of the date of the issuance of such securities in exchange for the shares; and

(g)   in the event that the Selling Investors, in connection with such Change of Control Transaction, appoint a stockholder representative (the "***Stockholder Representative***") with respect to matters affecting the Voting Parties under the applicable definitive transaction agreements following consummation of such Change of Control Transaction, (i) to consent to (A) the appointment of such Stockholder Representative, (B) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (C) the payment of such Voting Party's *pro rata* portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Change of Control Transaction and its related service as the representative of the Voting Parties, and (ii) not to assert any claim or commence any suit against the Stockholder Representative or any other Voting Party with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.2   Exceptions. Notwithstanding the foregoing, a Voting Party will be required to comply with Section 3.1 above in connection with any proposed Change of Control Transaction, subject to the following conditions:

(a)   no Voting Party shall be required to make any representation, covenant or warranty in connection with the Change of Control Transaction, other than as to such Voting Party's ownership and authority to sell, free of liens, claims and encumbrances, the shares of capital stock proposed to be sold by such Voting Party;

(b)   no Voting Party shall be required to accept consideration in the Change of Control Transaction other than cash or freely-tradable equity securities registered under the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market;

(c)   the consideration payable with respect to each share in each class or series as a result of such Change of Control Transaction is the same (except for cash payments in lieu of fractional shares) as for each other share in such class or series;

(d)   each class and series of capital stock of the Company will be entitled to receive the same form of consideration (and be subject to the same indemnity and escrow provisions) as a result of such Change of Control Transaction;

(e)   the payment with respect to each share of common stock is an amount at least equal to the amount payable in accordance with the Company's certificate of incorporation, if such Change of Control Transaction were deemed a "Reorganization" within the definition provided therein; and

(f)   the liability for indemnification, if any, of such Voting Party in the Change of Control Transaction and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Change of Control Transaction, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is *pro rata* in proportion to, and does not exceed, the amount of consideration paid to such Voting Party in connection with such Change of Control Transaction.

*<u>Note</u>: For purposes of the foregoing, a **"Change of Control Transaction"** means a "Reorganization" as defined in the Company's certificate of formation, which is defined as follows:*

*A **"Reorganization"** includes (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.*

The foregoing rights terminate upon the Company's initial public offering or certain other circumstances provided in the Voting Agreement.

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